Exhibit (a)(1)(A)(iv)

Supplement No. 4 to

U.S. Offer to Purchase for Cash

All of the Outstanding Series A Common Stock, Ordinary Participation Certificates and American Depositary Shares

of

Maxcom Telecomunicaciones, S.A.B. de C.V.

at the U.S. Dollar Equivalent of

Mexican Pesos 0.9666 Per Series A Common Stock

And

Mexican Pesos 2.90 Per Ordinary Participation Certificate

 (each Ordinary Participation Certificate representing three Series A Common Stock)

And

Mexican Pesos 20.30 Per American Depositary Share

(each American Depositary Share representing seven Ordinary Participation Certificates)

By

Trust Number 1387, acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust Number 1387, Ventura Capital Privado, S.A. de C.V., Javier Molinar Horcasitas and Enrique Castillo Sanchéz Mejorada

April 10, 2013

This Supplement No. 4 (this “Supplement”) amends and supplements, as set forth below, the U.S. Offer to Purchase, dated February 20, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “U.S. Offer” or “U.S. Offer to Purchase”), relating to the offer by Trust Number 1387, acting through Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for Trust  Number 1387, (“Trust”), Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”), Javier Molinar Horcasitas (“Javier Molinar”) and Enrique Castillo Sanchéz Mejorada (“Enrique Castillo”) to purchase for cash (i) all of the outstanding Series A Common Stock, without par value (the “Shares”) of Maxcom Telecomunicaciones, S.A.B. de C.V., a limited liability public stock corporation, a sociedad anónima bursátil de capital variable, organized and existing under the laws of the United Mexican States (“Maxcom”), (ii) all of the outstanding Ordinary Participation Certificates (“CPOs”) of Maxcom, and (iii) all of the outstanding American Depository Shares (“ADSs,” and collectively with the Shares and the CPOs, and in each case, with any coupon representing unpaid dividends as of the date thereof, the “Securities”), of Maxcom, in each case held by persons who are not Mexican residents.  Each ADS represents seven CPOs.  Each CPO represents three Shares.

The term “Purchaser”, when used in this Supplement means, collectively, the Trust, acting through the Trustee, Ventura Capital, Javier Molinar and Enrique Castillo.

In Mexico (the “Mexican Offer,” and collectively with the U.S. Offer, the “Offers”), Purchaser is offering to purchase all of the outstanding Shares and CPOs of Maxcom.  All holders of ADSs may tender their ADSs only in the U.S. Offer, unless they first convert their ADSs into CPOs.  All holders of Shares and CPOs, other than those who are Mexican residents, may tender their Shares and CPOs in either the U.S. Offer or the Mexican Offer.  Mexican resident holders may tender Shares and CPOs only in the Mexican Offer.  The Mexican Offer will be made on substantially the same terms and at the same prices as the U.S. Offer.

This Supplement should be read together with the U.S. Offer to Purchase and the related ADS Letter of Transmittal. All references to and requirements regarding the U.S. Offer to Purchase shall be deemed to refer to the U.S. Offer to Purchase as amended and supplemented by this Supplement. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect. If you have already properly tendered your Company Securities in the Offers, you need not take further action according to the U.S. Offer and the ADS Letter of Transmittal.

Unless the Offer is further extended, the expiration of the Offer will occur at 12:00 midnight, New York City time (11:00 p.m., Mexico City time) on April 24, 2013.

Questions or requests for assistance or additional copies of this U.S. Offer to Purchase, the ADS Letter of Transmittal and any other documents may be directed to the Information Agent at its address and telephone numbers set forth below. A holder of Securities also may contact his or her broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.

The Information Agent is:

GEORGESON

Georgeson Inc.

199 Water Street, 26th Floor

New York, NY 10038

Call Toll-Free: (866) 296-6841

Call Collect: (212) 440-9800

1. The following language is added as a new paragraph of the cover page of the U.S. Offer to Purchase (the “U.S. Offer”).

On April 10, 2013, Purchaser issued a press release announcing that the Purchaser extended the Expiration Date from 12:00 midnight, New York City time, on April 10, 2013 to 12:00 midnight, New York City time, on April 24, 2013.

2. The information regarding the expiration date on the cover page of the U.S. Offer is amended as follow:

THE U.S. OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME (11:00 P.M., MEXICO CITY TIME) ON APRIL 24, 2013 (the “EXPIRATION DATE”) UNLESS THE U.S. OFFER IS EXTENDED.

3. The first sentence of the item “How long do I have to decide whether to tender in the U.S. Offer?” in the Summary Term Sheet of the U.S. Offer is replaced in its entirety with the following text:

The U.S. Offer will expire at 12:00 midnight, New York City time (11:00 p.m., Mexico City time) on April 24, 2013, and you may tender your Securities which are subject to the U.S. Offer until such Expiration Date, unless the U.S. Offer is extended, in which case you will have until the new expiration date to tender your Securities.

4. The second sentence of the fifth paragraph in the subsection “Terms of the U.S. Offer; Expiration Date” in “The U.S. Offer” section is replaced in its entirety with the following text:

The U.S. Offer will expire at 12:00 midnight, New York City time (11:00 p.m., Mexico City time) on April 24, 2013, unless extended by Purchaser.

5. The fifth paragraph in the “Annex III — Conditions to Consummation of the Concurrent Exchange Offer” is replaced in its entirety with the following text:

“In addition, the Exchange Offer is subject to the satisfaction of Maxcom of the conditions related to the Offers.  Maxcom will also only accept Old Notes for exchange if at least 80% in aggregate outstanding principal amount of the Old Notes is validly tendered and not validly withdrawn on or prior to the expiration date of the Exchange Offer, subject to Maxcom’s right, in its sole discretion, to decrease the minimum tender condition to 75.1% without extending the Exchange Offer or granting any withdrawal rights.

On April 10, 2013, Maxcom issued a press release announcing that Maxcom extended the early participation date, the expiration date and the withdrawal date of the Exchange Offer to 5:00 p.m. New York City Time on April 24, 2013 and amended and supplemented the Exchange Offer to reflect that Maxcom has increased the minimum tender condition in the Exchange Offer from 61.44% to 80%, subject to Maxcom’s right, in its sole discretion, to decrease the minimum tender condition to 75.1% without extending the Exchange Offer or granting any withdrawal rights. Maxcom also stated that (i) the Exchange Offer has been extended three times and as a result has remained open longer than anticipated; (ii) since the Exchange Offer and the Offers have not been consummated, Maxcom has not yet received the capital contribution the Purchaser agreed to make in connection with the Offers; (iii) during the period that the Exchange Offer has remained open, Maxcom’s operational and financial viability has further deteriorated in light of not having received the capital contribution from Purchaser; (iv) as of March 31, 2013, Maxcom’s cash and temporary investment balance was Ps.102.9 million (US$8.3 million); (v) if the Exchange Offer is not consummated and Maxcom does not receive the capital contribution from the Purchaser in connection with the Equity Tender Offer, Maxcom does not expect to be able to make the coupon payment due on June 15, 2013 with respect to the Old Notes and Maxcom may not be able to meet other financial obligations as they come due; (vi) if this occurs, holders of the Old Notes and other creditors could commence involuntary bankruptcy proceedings against Maxcom in Mexico or in the United States; (vii) Maxcom’s ability to continue as a going concern depends upon its consummation of its recapitalization transactions, including the consummation of the exchange offer and the receipt of the capital contribution from the Purchaser, or on its ability to otherwise raise additional capital or restructure its capital structure; (viii) Maxcom  may not be able to satisfy its liquidity and working capital requirements or restructure its capital structure; (ix) although Maxcom’s consolidated financial statements do not currently include any adjustments that might result from the outcome of this uncertainty, its auditors may conclude there is substantial doubt as to its ability to continue as a going concern; and (x) if the Exchange Offer is not consummated, Maxcom currently intends to implement a restructuring by (a) commencing voluntary cases under Chapter 11 of the United States Bankruptcy Code through a plan of reorganization; (b) seeking expedited confirmation of a plan of reorganization; and (c) seeking other forms of bankruptcy relief, all of which involve uncertainties, potential delays, reduced payments to all creditors (including holders of the Old Notes) and litigation risks. Moreover, Maxcom has also stated that (i) such a restructuring may be protracted and contentious and disruptive to Maxcom’s business and could materially adversely affect Maxcom’s relationships with its customers, suppliers and employees who may terminate their relationships with Maxcom; (ii) a restructuring would also cause Maxcom to incur significant legal, administrative and other professional expenses; (iii) no assurances can be given that any such restructuring will be successful or that holders of Maxcom’s debt obligations will not have their claims significantly reduced, converted into equity or eliminated; (iv) if a restructuring is not successful, Maxcom may be forced to liquidate its business and assets; (v) the board of directors of Maxcom has approved the engagement of, and Maxcom has engaged, counsel to advise it on a Chapter 11 reorganization and authorized the preparatory activities related to a restructuring, including the negotiating of a plan support agreement and a Chapter 11 plan term sheet with certain of the holders of the Old Notes during the pendency of the Exchange Offer; and (vi) in the event Maxcom implements a restructuring through Chapter 11, holders of the Old

Notes may receive New Notes with terms less favorable than those offered pursuant to the Exchange Offer.